Exhibit 99.1

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO STARTS ACTING IN THE MARGARINE

PRODUCTION

Company launches new products under two brand names with distinctive flavors

Perdigão is breaking into Brazil’s margarine segment with the launch of the first Brazilian margarine brand aimed specifically at the children’s market: Turma da Mônica.  At the same time, the company is launching a more traditional version of the product under the Borella name.  The two new products will be on the shelves in November, offering distinctive flavors to meet consumer preferences.

Production will be in association with Coamo Agroindustrial Cooperativa, of Campo Mourão (PR), which already industrializes several products, among which soybean oil, and is a traditional supplier of feed grain to Perdigão.  Coamo, founded in 1970, has been producing margarines since 2000 and is equipped with the latest technology.

According to estimates from food industry representatives, margarine is the most frequently used product in breakfasts and snacks, with a 98% presence on Brazilian tables.  The market is estimated at 440,000 tons/year, worth some R$2 billion, and has been growing at an annual rate of between 2% and 5%.

Research carried out by Perdigão in the South, Southeastern and Northeastern regions of the country points to great consumer receptivity to margarines with the traditional Perdigão brand, whose patês and cold cuts already make it a familiar name at the breakfast or snack table.  The research also detected strong interest on the part of consumers in general and of retailers in particular for new suppliers of margarine.  The synergies between this new segment and the company’s existing cold cuts business, its sales channels and distribution logistics make it relatively easy for Perdigão to enter into this new segment.

THE PRODUCTS

A marked flavor of milk added with the A, D and E vitamins and less salted are the main characteristics of the new Turma da Mônica margarine that Perdigão has developed to tempt the palate of its younger consumers.  This is the first product of its kind in Brazil to be developed specifically for the younger market and is thus lighter than competing products.

Most of the mothers heard during the survey said they would like to see a margarine that catered more specifically to the tastes of their children.  In launching the new product Perdigão is relying on its experience with the Turma da Mônica line of products, which has been in the market for 15 years and is leader in the segment of specialty meats for children.

The new Turma da Mônica margarine will come in 250 gram and 500 gram tubs with distinctive features, such as a transparent lid and a seal that protects the tub but does not come into contact with the contents.  The seal is one more guarantee of the inviolability of the packaging and of the quality of the product.  The colorful and attractive design, bearing the figures of Mônica, Cebolinha and the rest of Maurício de Souza’s imaginary crew, will follow the packaging style found in the other products of the same line.

The salted Borella margarine that Perdigão is launching for consumers of all ages also has a distinctive characteristic: it reproduces almost to perfection the taste of butter.  Consensus among the consumers surveyed revealed a demand for margarine tasting as much as possible like butter, which is the demand the company intends to meet. The new product will be available in 250 gram and 500 gram tubs, also with an unviolable seal.

São Paulo, September 22nd, 2005

For further information please access www.perdigao.com.br/ri/eng or contact Edina Biava / Gabriela Las Casas, Investor Relations, phone numbers 55 11 3718.5301 / 3718.5791

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.